NNRF, Inc.
1574 Gulf Rd., #242
Point Roberts, WA 98281

September 24, 2007

VIA FEDEX AND EDGAR-CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 7010
Washington, D.C. 20549
Attn: Jennifer R. Hardy, Branch Chief, Legal

Re: Nucon-RF, Inc.;
Fil Registration Statement on Form 10-SB; File No. 0-49876

Dear Ms. Hardy:

On behalf of NNRF, Inc., a Nevada corporation f/k/a Nucon-RF, Inc. (“Company” or “NNRF”), in response to the letter from the Securities and Exchange Commission (the “Commission”) dated August 23, 2007 (the “Comments Letter”), relating to the filing of Amendment No. 4 to our registration statement on Form 10-SB, filed on August 20, 2007 (“Amendment No. 4”), please find attached herewith five (5) redlined and five (5) clean versions (originally executed) of the Company’s Amendment No. 5 to Form 10-SB (“Amendment No. 5”). The redlined version is marked to show revisions to Amendment No. 4. Please note that effective July 19, 2007, the Company amended its articles of incorporation to change its name from Nucon-RF, Inc. to NNRF, Inc.

Set forth below are the items addressed by the Commission in the Comments Letter:

Item 4. Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities, page 33

1. Since the merger and share exchange agreement has been accounted for as a recapitalization, or reverse merger, with Nucon being considered the acquirer, it appears that the 3,000,000 shares of common stock originally issued by Stafford Energy in May, 2006 is required disclosure pursuant to Item 701 of Regulation S-B. This transaction should be reinserted in this section in amendment No. 5 to the Form 10- SB. Accordingly, as previously requested, describe the type of services provided to the company by the two individuals who received 3,000,000 shares of the company common stock in May, 2006. Also, disclose the per share price of the 3,000,000 shares issued by the company.

The company has re-inserted the disclosure relating to the 3,000,000 shares of common stock issued by Stafford Energy, Inc. to the two individuals in May 2006, including the type of services provided and the price per share.

Financial Statements

General

2. Please be aware that you are now subject to the reporting requirements of the 1934 Act and Form 10-QSB for the quarter ended June 30, 2007, was due by the close of business Tuesday, August 14, 2007.

The company is filing its Form 10-QSB for the quarter ended June 30, 2007 concurrent with this Amendment No. 5.

Note 4 - Investment in Zao Electro Machinery Building Plant ATOLL, page F-12

3. We have read your response to comment 7 in our letter dated August 6, 2007. You now state on page 4 that you do not exercise significant influence or control over management or the operations of ATOLL and the operations and decisions made by management of ATOLL are made without your input or involvement. However, you have not provided a comprehensive discussion of the impact this unusual situation will have on your various plans regarding ATOLL that are documented in this section. Your statements on page 6, 13 and 14 that there can be no assurance that ATOLL will operate in a manner consistent with your long-term strategy, or that the acquisition of Lutch will occur, are too general. In this regard, at a minimum, please modify the following statements to directly address the impact that not exercising control or having input will have on each assertion or claim. Explain how each statement is reasonable and appropriate for inclusion in your document, in light f the situation with ATOLL.

•	The ATOLL acquisition has significantly increased the scope of products and services NNRF will provide to the Russian nuclear industry (page 5).

•
To this end, NNRF and ATOLL intend to expand the production capability of the ATOLL facility relating to storage containers utilized for a variety of nuclear waste as well as develop and complete new container prototypes (page 5)

•	NNRF will also demonstrate NuCap™ at the ATOLL facility (page 5).

•
Such certification would also permit the containers to be used globally, including the potential export to Taiwan, South Korea, China, and Japan. NNRF intends to begin marketing to some or all of these countries at some time in the next 9 to 12 months (page 13).

•
In the next 12 to 18 months, NNRF intends to build and operate one or more manufacturing facilities to produce containers for this spent fuel. To this end, NNRF believes that the manufacturing facilities of ATOLL may be utilized for the production of these containers (page 14).

•	In addition to the container components of stainless steel and silicon carbide, NNRF intends to use NuCap™ as a damping material and integral component in all containers (page 14).

The company has either eliminated each of the above statements in Amendment No. 5 or addressed the impact that having no control over the operations of ATOLL may have to the Company. Please see pages 5, 13 and 14.

If you have any questions, please contact me at 604-943-0706. Thank you.

Very truly yours,

/s/ J.P. Todd Sinclair
J.P. Todd Sinclair
Encls.